May 1, 2006

Mail Stop 4561

John C. Goff
777 Main Street, Suite 2100
Fort Worth, Texas 76102

> **Re:** **Crescent Real Estate Equities Company**
> **Form 10-K for the year ended December 31, 2005**
> **File No. 001-13038**
>
> **Crescent Real Estate Equities Limited Partnership**
> **Form 10-K for the year ended December 31, 2005**
> **File No. 333-42293**

Dear Mr. Goff:

We have reviewed your response letter dated April 21, 2006 and have the following additional comment.

Form 10-K

Financial Statements and Notes

Note 3 – Segment Reporting, pages 89 – 92

1. We have read and considered your response to comment 1. We note that you believe the gain on the sale of Five Houston Center should be included in FFO since it is a development operating property. From your 2004 Form 10-K, we note that Five Houston Center was completed in 2002 and had an economic occupancy rate of 94.9% as of December 31, 2004. It appears that Five Houston Center would be considered a depreciable operating property regardless of whether it was developed or acquired. Given that FFO only allows the inclusion of gains on the sale of undepreciated operating property and excludes gains on sale of depreciated operating property, it remains unclear of how you determined that the inclusion of the gain on the sale of Five Houston Center is in accordance with NAREIT's FFO definition as you have previously defined.

*   *   *   *

John C. Goff
Crescent Real Estate Equities Company
May 1, 2006
Page 2

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant